SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

Dubai World

Infinity World (Cayman) L.P.

Infinity World Investments LLC

(Names of Filing Persons) (Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552953101

(CUSIP Number of Class of Securities)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

New York, NY 10022

Telephone: (212) 318-6500

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee

$1,192,800,000	$36,618.96

*	For purposes of the filing fee only. Assumes the purchase of 14,200,000 shares at a purchase price of eighty-four dollars ($84.00) per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4,
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.    Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase, dated August 27, 2007 (the “Offer to Purchase”), is incorporated herein by reference. Unless otherwise indicated, references herein to sections are to sections of the Offer to Purchase.

Item 2.    Subject Company Information.

(a)    The name of the subject company is MGM MIRAGE, a Delaware corporation. The address of MGM MIRAGE’s principal executive offices is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, and its telephone number is (702) 693-7120.

(b)    As of August 6, 2007, MGM MIRAGE had approximately 284,344,805 shares of common stock, par value $.01 per share (the “Shares”), outstanding, which are traded on the New York Stock Exchange under the ticker symbol “MGM.” The number of shares is based upon the outstanding shares reported in MGM MIRAGE’s Quarterly Report on Form 10-Q for the period ended June 30, 2007.

(c)    The information set forth in the “Summary Term Sheet” and Section 6—“Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

(a)-(c)    The information set forth in the Introduction and Section 9—“Information Concerning the Purchaser and its Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions,” of the Offer to Purchase is incorporated herein by reference. The principal business address of Dubai World, Infinity World (Cayman) L.P. and Infinity World Investments LLC, is Emirates Towers, Level 47, Sheikh Zayed Road, Dubai, United Arab Emirates, +971 4 3903800.

Item 4.    Terms of the Transaction.

Infinity World Investments LLC (the “Purchaser”) seeks to purchase up to 14,200,000 Shares for cash at a price equal to eighty-four dollars ($84.00) net per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the “Summary Term Sheet,” Section 1—“Terms of the Offer; Proration” through Section 5—“U.S. Federal Income Tax Consequences,” Section 7—“Effect of the Offer on the Market for the Shares” and Section 11—“Purpose of the Offer, Plans for MGM MIRAGE; Related Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)    The information described in Section 9—“Information Concerning the Purchaser and its Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 11—“Purpose of the Offer; Plans for MGM MIRAGE; Related Agreements” of the Offer to Purchase is incorporated herein by reference.

(b)    None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in Section 11—“Purpose of the Offer; Plans for MGM MIRAGE; Related Agreements” of the Offer to Purchase is incorporated herein by reference.

(c)(1)    None.

(c)(2)-(c)(5)    The information set forth in Section 11—“Purpose of the Offer; Plans for MGM MIRAGE; Related Agreements” of the Offer to Purchase is incorporated herein by reference.

(c)(6)    None.

(c)(7)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in the “Summary Term Sheet” and Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

None. The information set forth in Section 9—“Information Concerning the Purchaser and its Affiliates; Background of the Offer; Past Contacts, Negotiations and Transactions” of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 14—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a	)(1)	The information set forth in Section 11—“Purpose of the Offer; Plans for MGM MIRAGE; Related Agreements” of the Offer to Purchase is incorporated herein by reference.

(a	)(2)	The information set forth in Section 13—“Legal and Regulatory Matters” of the Offer to Purchase is incorporated herein by reference.

(a	)(3)	The information set forth in Section 13—“Legal and Regulatory Matters” of the Offer to Purchase is incorporated herein by reference.

(a	)(4)	The information set forth in Section 7—“Effect of the Offer on the Market for the Shares” of the Offer to Purchase is incorporated herein by reference.

(a	)(5)	None.

(b	)	None.

Item 12.    Exhibits.

The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2007

DUBAI WORLD, a Dubai, United Arab Emirates government decree entity

By:	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer

INFINITY WORLD (CAYMAN) L.P., a Cayman Islands limited partnership By: Infinity World (Cayman) Holding Its: General Partner

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary

INFINITY WORLD INVESTMENTS LLC, a Nevada limited liability company

By:	/s/ Chris O’Donnell
Name: Chris O’Donnell
Title: Secretary

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated August 27, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued August 22, 2007.

(a)(1)(H)	Summary Advertisement.

(d)(1)	Company Stock Purchase and Support Agreement, dated August 21, 2007, by and between MGM MIRAGE and Infinity World Investments LLC.

(d)(2)	Stockholder Support Agreement, dated August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC.

(d)(3)	Limited Liability Company Agreement, dated August 21, 2007, by and between Mirage Resorts, Incorporated and Dubai World.

(g)	Not Applicable.

(h)	Not Applicable.

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